Lightstone Value Plus Real Estate Investment Trust, Inc.

1985 Cedar Bridge Avenue, Suite 1

Lakewood, New Jersey 08701

November 30, 2018

VIA EDGAR

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lightstone Value Plus Real Estate Investment Trust, Inc. Form 10-K for Fiscal Year Ended December 31, 2017

Filed March 12, 2018

File No. 000-52610

Dear Mr. Woody:

Reference is made to the comment of the staff of the Securities and Exchange Commission (the “SEC”), with respect to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2017 (the “Form 10-K”) of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company” or “Lightstone”), in your letter dated November 15, 2018 (the “Comment Letter”).

This letter is to respond to your comment and request for clarification. For your convenience, your comment is set forth in italics in this letter, followed by the Company’s response.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Woody United States Securities and Exchange Commission	November 30, 2018 Page 2 of 3

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

1.	We note your conclusion that the disposition of the DoubleTree – Danvers did not qualify to be reported as discontinued operations since the disposition did not represent a strategic shift that had a major effect on your operations and financial results. Please clarify to us your basis for this conclusion given that this property was the only property in your hospitality segment in 2017 and 2016 and that revenues from this segment were 39% and 43% of total revenues in 2017 and 2016, respectively.

The Company’s conclusion that the disposition of the DoubleTree – Danvers did not qualify to be reported as discontinued operations since the disposition did not represent a strategic shift that had a major effect on its operations and financial results was based on its review of the FASB accounting standard for discontinued operations, pursuant to which only disposals of businesses that represent strategic shifts that have a major effect on an organization’s operations and financial results should be classified as discontinued operations.

Specifically, ASC 205-20-45-1 states that:

“A discontinued operation may include a component of an entity, or a group of components of an entity, or a business or nonprofit activity.

A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

a. The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E: to be classified as held for sale.

b. The component of an entity or group of components of an entity is disposed of by sale.

c. The component of an entity or group of components of an entity is disposed of other than by sale in accordance with paragraph 360-10-45-15: (for example, by abandonment or in a distribution to owners in a spinoff). (sale was not in accordance with paragraph 360-10-45-15)

Examples of a strategic shift that have (or will have) a major effect on an entity’s operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity.

With respect to the Company’s conclusion regarding the accounting treatment for the disposition of the DoubleTree – Danvers, it is important to take into consideration that prior to 2015 the Company wholly or majority owned 12 hospitality properties (comprised of 11 limited service hotels and the DoubleTree – Danvers), all of which were consolidated in its financial statements and included in its “Hospitality Segment”. In the first quarter of 2015, the Company entered into an agreement providing for the disposition of the 11 limited service hotels (the “LVP REIT Hotels”), which were subsequently sold in a series of transactions consummated during the first half of 2015. The disposition of LVP REIT Hotels, which were substantially all of the Company’s hospitality properties, represented a strategic shift that had a major effect on the Company’s operations and financial results and therefore, the operating results of the LVP REIT Hotels were classified as discontinued operations in the Company’s consolidated statements of operations.

Mr. Kevin Woody United States Securities and Exchange Commission	November 30, 2018 Page 3 of 3

The DoubleTree – Danvers was not sold in connection with the disposition of the LVP REIT Hotels since it was not a limited service hotel. Rather, the DoubleTree – Danvers had a restaurant, lounge, coffee shop, an on-site sports club & spa, an indoor water park, and flexible event space for corporate events, social gathering or weddings. Although the DoubleTree – Danvers was not a limited service hotel, it was included in the Company’s Hospitality Segment along with the LVP REIT Hotels prior to their sale. After the sale of the LVP REIT Hotels, the DoubleTree – Danvers was the only hospitality property remaining in the Company’s Hospitality Segment.

It should be noted that entities in certain industries (e.g., real estate, private equity, or retail) frequently enter into disposal transactions that may be quantitatively major. However, if the dispositions are part of the entity’s ongoing strategy and do not represent a strategic shift for the entity, such dispositions would not qualify for reporting in discontinued operations.

While the DoubleTree – Danvers’ operating results were quantitatively major to the Company’s revenues during 2016 and 2017, its sale was part of the Company’s ongoing strategy to selectively dispose of certain properties and did not represent a strategic shift. Rather, the DoubleTree – Danvers was simply the last property remaining in the Company’s Hospitality Segment, whose disposition did not represent a strategic shift as the strategic shift occurred when the Company disposed of the LVP REIT Hotels, which were substantially all of the Company’s hospitality properties, during 2015.

Thank you very much for your prompt review of these materials.

Please call me at (212) 616-9975 should you or any other member of the SEC staff have any questions or additional comments.

Very truly yours,

/s/ Seth Molod

Seth Molod

Chief Financial Officer and Principal Accounting Officer